Exhibit 4.18

Amendment to the Loan Agreement

This Amendment (this "Amendment") to the Loan Agreement (as defined below) is made as of May 4, 2011, by and among BluePhoenix Solutions Ltd., a company organized under the laws of the State of Israel (the "Company"), and the Lenders listed on the signature pages to this Amendment (the “Lenders”).

Preamble

WHEREAS, on April 18, 2011, the Company and DS APEX Holdings Ltd. (the "Initial Lender") entered into a Loan Agreement, a copy of which is attached as Schedule A hereto (the "Loan Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to them in the Loan Agreement).

WHEREAS, the parties wish to amend the Loan Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Amendments to the Loan Agreement

The parties agree that the following amendments and changes be made to the Loan Agreement, binding all parties thereto, including the Additional Lenders:

1.1.	Sections 1.1(a) and (b) of the Loan Agreement are hereby replaced in their entirety with the following provisions:

"(a) At the First Closing (as defined below), the Initial Lender shall extend to the Company a loan in an aggregate amount of $2,900,000 (the “Initial Principal”).

  (b) At the Second Closing (as defined below), the Additional Lenders, severally and not jointly, shall extend to the Company an additional loan in an aggregate amount of $2,100,000 (the “Second Principal” and collectively with the Initial Principal the "Loans")."

1.2.	Section 1.4(a) of the Loan Agreement is hereby replaced in its entirety with the following provisions:

"(a) In consideration for providing the Loans, the Company shall issue to the Lenders at the respective Closing Date an aggregate of 676,000 Ordinary Shares (the “Shares”) to be allocated as follows (i) at the First Closing 392,080 Shares to be issued to the Initial Lender and (ii) at the Second Closing an aggregate amount of 283,920 Shares to the Additional Lenders and their respective affiliates as will be set forth in Exhibit B."

1.3.	Notwithstanding the first sentence of Section 2.1(e), the aggregate Indebtedness of the Company as of April 11, 2011 is $12.2 million (excluding accrued and unpaid interest from April 1, 2011).

1.4.	The following shall be added to Section 3.6 of the Loan Agreement:

"Notwithstanding the above, to the extent the receipt of the TASE Listing is waived by the Initial Lender with respect to the consummation of the respective Closing, the Company undertakes to obtain the approval with respect to the TASE Listing within 10 days from the respective Closing Date."

1.5.	It is hereby clarified that VAT at the applicable legal rate shall be added to any repayment of Interest or Default Interest by the Company under the Agreement.

2.	Miscellaneous

2.1.
Continuity of Terms. Any provision of the Loan Agreement not specifically amended herein shall remain in full force and effect. This Amendment shall be deemed as an integral part of the Loan Agreement, the provisions of which shall apply to all parties thereto and hereto.

2.2.
Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

 [Signature Page Follows]

IN WITNESS WHEREOF the parties have signed this Amendment to the Loan Agreement as of the date first hereinabove set forth.

COMPANY:

BLUEPHOENIX SOLUTIONS LTD.

By:_____________________________________
Name:
Title:

INITIAL LENDER:

DS APEX HOLDINGS LTD.

By:_____________________________________
Name:
Title: